April 13, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549

Attn: Gopal R. Dharia, Senior Staff Accountant

Re:	Level 3 Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed on February 27, 2009
File No. 0-15658

Dear Mr. Dharia:

We have received your comment letter dated March 24, 2009, and the following represents our response to your comments. For your ease of reference, we have included your original comments in italics below and have provided our responses after each comment.

Critical Accounting Policies and Estimates – Valuation of Goodwill and Acquired Indefinite-Lived Intangible Assets, page 74

1.

We note that goodwill accounted for 15% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have not increased significantly in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

Response: In response to the Staff’s comment, we respectfully believe our disclosure regarding the two-step impairment test approach of SFAS No. 142 is adequately described in Note 1 of our Notes to Consolidated Financial Statements and will conform such disclosure in our critical accounting policies and estimates in future filings.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

Response: In response to the Staff’s comment, we respectfully believe our disclosure is adequately described in Note 6 of our Notes to Consolidated Financial Statements and will conform such disclosure in our critical accounting policies and estimates in future filings.

•

Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, since you utilize the discounted cash flow approach, you should disclose at a minimum:

1.	the discount rates for each reporting unit and how those discount rates were determined,

2.	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3.	your consideration of any market risk premiums.

Response: We advise the Staff that we will expand our disclosures in future filings to describe the nature of our valuation techniques utilized in performing our goodwill impairment test including the significant estimates and assumptions used in both our quoted market price and our discounted cash flow analyses.

•

Describe changes to the assumptions and methodologies, if any, since your last annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect market risk premiums that have been noted in the current equity and debt markets.

Response: We advise the Staff that we will expand our disclosures in future filings to describe any changes to the assumptions and methodologies utilized in our goodwill impairment test, including the effects of current market conditions.

•	Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

Response: In response to the Staff’s comment, we inform the Staff that there have not been any changes to our reporting units or allocations of goodwill by reporting unit.

We advise the Staff that we will expand our disclosures in future filings to indicate if there have been any changes to our reporting units or allocations of goodwill by reporting unit.

•	Provide a table showing:

1.

the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

2.	using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.

Response: In response to the Staff’s comment, in future filings, we will disclose the reporting unit fair value and a financial measure by which the fair value of the reporting unit exceeds its carrying value assuming a hypothetical reduction to the fair value of the reporting unit to the extent that fair value of the reporting unit does not exceed its carrying value by a significant amount or if we deem it relevant to appropriately inform investors about risks of near term changes.

•

In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

Response: In response to the Staff’s comment, in future filings, we will provide a sensitivity analysis of our impairment test assumptions for the reporting unit if the fair value of the reporting unit does not exceed its carrying value by a significant amount.

Financial Statements for the year ended December 31, 2008 – Note (14) Segment Information, page F-58

2.

You disclose that Level 3 Communications has two reportable segments: communications and coal mining. It appears that you may have more than one operating segment in the communications business since you provide various services that appear to have different economic characteristics, such as network services, wholesale voice services and other communications services as disclosed in the MD&A. Tell us how you applied the guidance in SFAS 131 in evaluating your management approach to determine whether you have operating segments. If you have aggregated operating segments, disclose this in Note 14 and provide us with your analysis of the aggregation criteria in paragraph 17 of SFAS 131 for the various products and services you provide. Also, provide us with a copy of the report that the chief operating decision maker uses to allocate resources and assess segment performance.

Response: We applied the criteria in paragraph 10 of SFAS No. 131 in evaluating and defining our operating segments, specifically focusing on the information utilized by the chief operating decision maker (“CODM”) to make decisions about resource allocation and performance assessment and for which discrete financial information is available.

Our CODM is our Executive Management Team (“EMT”), consisting of the (i) Chief Executive Officer, (ii) President and Chief Operating Officer, (iii) Executive Vice President and Vice Chairman, (iv) Executive Vice President and Chief Financial Officer and (v) Executive Vice President and Chief Legal Officer. Our CODM allocates Communications resources and assesses performance based on three primary financial metrics: Communications adjusted EBITDA, Communications free cash flow and Communications revenue by product and customer. The CODM receives multiple types of financial information to enable it to understand and evaluate these three financial metrics. A summary of the information received and utilized by the CODM is discussed below.

The primary information provided to and reviewed by the CODM is a quarterly results book that contains information for the EMT and others based on information provided by: our four customer-facing market groups, sales and marketing, global network services, operations and various corporate functions. This book is used for various purposes including communicating the results, trends and status of our business to interested parties and to assist in our annual and quarterly SEC filing disclosures. The lowest level for which a measure of profitability is available in the quarterly results book is at the Communications and Coal Mining operating segment level. Revenue information is disaggregated at a level below the Communications operating segment level, in particular, by product and by customer-facing market group, however, a measure of profit or loss is not available at such a disaggregated level.

The CODM also receives a monthly financial summary template that includes adjusted EBITDA and cash flow information at the Communications level. Also included are the various customer facing market groups and cost center templates, the sum of which roll-up to the Communications financial summary template for adjusted EBITDA information that is reviewed by the CODM. Although the majority of revenue information is allocated to the customer facing market groups, the majority of expenses reside in various cost centers and are not allocated to the customer facing market groups. No cash flow information exists at a level below the Communications operating segment level and is therefore only reported on the Communications financial summary template.

The CODM also receives a summary of financial results and budget information, which are presented to the Board of Directors, and are prepared at a consolidated and operating segment level.

The aforementioned information provided to and used by the CODM to allocate resources and assess performance represents the same type of financial information that is disseminated in our earnings releases and other investor relations presentations, which includes a measure of profit or loss (adjusted EBITDA) and a measure of cash flows (free cash flow) at the Communications operating segment level and additional disaggregated information about revenue by product and customer.

We believe that our existing operating segment structure of Communications and Coal Mining remain appropriate based on the criteria in paragraph 10 of SFAS No. 131, as this is the lowest level for which meaningful adjusted EBITDA and free cash flow information exists that it utilized by the CODM to allocate resources and assess performance. However, as the CODM also evaluates disaggregated revenue information by product type and customer-facing market group in making decisions about resource allocation and assessing performance, we also disclose such disaggregated revenue information in our earning releases and in our Forms 10-Q and 10-K filings, which we believe to be consistent with the underlying concepts of SFAS No. 131.

Copies of reports referenced above will be supplementally filed in a paper filing delivered to Mr. Dharia and are respectfully requested to be returned to Level 3 after the Staff completes its review.

********

As requested by the Staff, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2008;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to foregoing filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sought to respond to all of your comments, and where indicated above, will be incorporating disclosure into our future filings. If you have further comments that you would like to have addressed prior to that filing, please let us know. If you have any questions, you may contact Eric Mortensen, Senior Vice President and Controller at (720) 888-8286 or Neil Eckstein, Senior Vice President, Group General Counsel, at (720) 888-2514.

Sincerely,

/s/ Eric J. Mortensen

Eric J. Mortensen

Senior Vice President and Controller

Principal Accounting Officer